UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02029912

NO ACT
P.E 2-19-2002
1-11239

March 7, 2002

J. Allen Overby
Bass, Berry & Sims PLC
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, TN 37238-3001

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Re: HCA Inc.

Dear Mr. Overby:

This is in regard to your letter dated February 19, 2002 concerning the shareholder proposal submitted by Walden Asset Management for inclusion in HCA's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that HCA therefore withdraws its January 25, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski
Jennifer Gurzenski
Attorney-Advisor

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL P

cc: Kenneth Scott, CFA
Portfolio Manager and Social Research Analyst
Walden Asset Management
40 Court Street
Boston, MA 02108

COPY

BASS, BERRY & SIMS PLC

A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

J. ALLEN OVERBY
TEL: (615) 742-6211
FAX: (615) 742-2711
aoverby@bassberry.com

OTHER OFFICES:
NASHVILLE MUSIC ROW
KNOXVILLE
MEMPHIS

RECEIVED
02 MAR -5 PM 5:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Walden Asset Management for inclusion in HCA Inc.'s Proxy Materials for the 2002 Annual Meeting.

Ladies and Gentlemen:

This letter is submitted on behalf of HCA Inc., a Delaware corporation ("HCA" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter constitutes HCA's statement of reasons for excluding the stockholder proposal (the "Proposal")[1] submitted by Walden Asset Management (the "Proponent") from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to HCA's 2002 annual meeting of stockholders. The facts contained in this letter were provided to us by the Company.

In accordance with Rule 14a-8(j) of the Exchange Act,[2] enclosed please find a copy of the Proponent's original letter, attached hereto as Exhibit A, and six copies of this letter.

By copy of this letter and the enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from HCA's Proxy Materials. In addition, by submission of this letter, HCA hereby requests the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") to concur that the

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[1] The Company received identical proposals from Boston Trust Investment Management, Inc., Walden Asset Management and Foundation for Deep Ecology.

[2] Each reference within this letter to a "Rule" refers to the rules promulgated under the Exchange Act, unless otherwise noted.

Proposal may be omitted from the Proxy Materials or confirm that it will not recommend any enforcement action if HCA omits the Proposal from its Proxy Materials for the reasons described herein.

Statement of Reasons to Exclude

The Proposal, if adopted, would require HCA's Board of Directors (the "Board") to report to stockholders by September 1, 2002 on its efforts to adopt a policy phasing out the use of mercury-containing devices by January 1, 2005. HCA may properly exclude this request from its Proxy Materials for at least three reasons. First, the Proposal requires HCA to undertake an endeavor that is within its ordinary management functions as a hospital operator and healthcare provider. Rule 14a-8(i)(7) allows companies to retain exclusive authority regarding ordinary management decisions. Second, the Proposal requires HCA to take actions that HCA has substantially implemented. Rule 14a-8(i)(10) allows companies to exclude from their proxy materials stockholder proposals where the requested actions have been substantially implemented. Finally, the Proposal contains several statements that are false and misleading. Rule 14a-8(i)(3) requires companies to exclude any stockholder proposal that is in violation of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

I. **Ordinary Business Operations of the Company.** HCA may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with business practices and operations that relate to the conduct of the "ordinary business operations" of the Company.

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations," provided that it does not have "significant policy, economic or other implications inherent in it." Exchange Release No. 34-12999 (November 22, 1976). The term "ordinary business" is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations, as discussed in Release No. 34-40018 (May 21, 1998). The Proposal concerns general healthcare business and hospital operational matters with no significant policy implications; and, therefore, the Company may omit it under Rule 14a-8(i)(7).

The Proposal requires HCA to adopt a Board level policy phasing out the use of mercury-containing devices by January 1, 2005. HCA is highly sensitive to environmental issues and recognizes the importance of issues pertaining to mercury-containing devices. To address these matters, the Company has put in place both company and hospital level procedures governing purchasing, replacing, and disposing or recycling mercury-containing devices. Among other things, these procedures restrict the purchase of mercury-containing devices,[3] promote their replacement and ensure HCA-affiliated facilities comply with applicable federal, state and local requirements regarding their recycling or disposal.

The selection of the products that the Company uses to care for its patients and the timing of their replacement are fundamental to management's ability to fulfill the Company's mission of operating hospitals and providing healthcare services in a safe, efficient and effective manner. Moreover, it is important to note that the proposal seeks to restrict the use of any mercury-containing devices. Thus, the Proposal is sufficiently broad so as to remove from management's discretion the ability to make ordinary operational decisions with respect to its business, including minute decisions at the facility level. The staff has previously concurred in the exclusion of other proposals which similarly seek to manage a company's business at this level of detail. See *Duke Energy Corporation* (February 16, 2001).

In Exchange Release No. 34-40018 the Commission noted that stockholder proposals which raise management issues are not appropriate where they invade matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. As a hospital operator and healthcare provider, HCA and its affiliated facilities make difficult decisions regarding numerous mercury-containing devices. For example, analytical instruments and tests, blood gas analyzers, centrifuges, dental amalgams, esophageal dilators, feeding tubes, thermometers and manometers may contain mercury. This is also true with respect to thermostats, barometers, light bulbs, light switches, power switches and safety valves, lamps, paint and commercial cleaning agents. Making these decisions in the context of HCA's business involves multiple complex factors which could impact patient care, employee safety, cost, logistics and other matters which are fact and expertise based. Accordingly, the Company believes these decisions are best made by physicians, scientists and highly trained managers, and not by the stockholders as a group.

Unlike the inflexible response required by the Proposal, the procedures HCA has in place allow management to consider relevant factors such as any risks posed by the product, its remaining useful life, the cost of a replacement product and any impact on patient care or employee safety, before making decisions regarding purchasing or replacing mercury-containing devices. Moreover, since the Proposal seeks to impose a Board level policy, it unreasonably interferes with the Company's ability to choose between the use of Board level policies and multi-level procedures as the most effective way of addressing the issues posed by mercury-containing devices.

The Staff also has concurred with requests to omit proposals concerning the method or timing of implementing decisions relating to environmental matters and the

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[3] The Company's procedures allow management to consider factors relating to patient care, and patient and employee safety.

use of new technology. In *E.I. du Pont de Nemours and Company* (March 8, 1991), the Staff determined that a proposal involving the timing of the phase-out of the production of certain chemicals related to the company's ordinary business operations and was therefore excludable under Rule 14a-8(i)(7)'s predecessor, Rule 14a-8(c)(7). Id. The Proposal calls for phasing out the use of mercury-containing devices by January 1, 2005. The inflexible timing mandated by the Proposal unduly interferes with ordinary management functions such as considering the useful life of a product, any risks posed by the product in light of its use by the Company, the availability and costs of substitute products, the comparable effectiveness of a replacement product, whether additional training would by required to safely place a replacement product in service, and any anticipated impact on patient care. While the Company believes alternatives to mercury-containing devices are available in many instances, requiring the Company to replace all of its mercury-containing devices in an unnecessarily expedited manner and without consideration of other relevant factors could adversely impact patient care and significantly raise costs for the Company and its patients. To allow a stockholder proposal to dictate the outcome of these decisions would remove from management the ability to function in the ordinary course of business.

In addition to the foregoing, the Staff has consistently allowed omission of proposals involving the format and content, beyond legal requirements, of a company's reports to stockholders because such proposals relate to the conduct of ordinary business. See, e.g., *The Mead Corporation* (January 31, 2001); *International Business Machines Corporation* (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); *ConAgra, Inc.* (June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); *Circuit City Stores, Inc.* (April 6, 1998) (same); *General Motors Corporation* (February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resources Corp.* (January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of registrant's "quality program"); *E.I. du Pont de Nemours and Company* (January 31, 1996) (allowing omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); *Pacific Telesis Group* (January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

The Proposal substitutes the Proponent's judgment in place of management's judgment regarding ordinary management decisions. Moreover, the Proposal oversimplifies the complexity of the issues surrounding mercury-containing devices. This Proposal should not defeat the purpose of Rule 14a-8(i)(7) merely because it describes the ordinary operational matters fundamentally within management's discretion in terms of a "significant policy" decision. In this instance, the Proposal's subject does not allow stockholders as a group to provide valued and informed judgments. Instead, the Proposal raises highly technical issues best solved by people in the Company's business - physicians, scientists and highly trained managers. Accordingly, the Company believes the Proposal should be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(7).

II. **Substantially Implemented by the Company. Rule 14a-8(i)(10).** The Company may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the actions the Proposal advocates.

Rule 14a-8(i)(10) permits companies to omit proposals from their proxy materials if "the company has already substantially implemented the proposal." See Exchange Release No. 34-39093 (September 16, 1997). The "substantially implemented" standard replaced its predecessor rule allowing companies to omit those proposals which are "moot," and exemplifies the Staff's interpretation of the "mootness" rule to mean that the proposal need not be "fully effected" by the company to meet the "mootness" test. The standard is met so long as the company has substantially implemented the proposal. Exchange Release No. 34-39093 (September 16, 1997); *AMR Corporation* (February 3, 2000); *Masco Corporation* (March 29, 1999).

The Company has in place procedures which it believes will result in substantially the same outcome as the Proponent seeks in its Proposal. The Company has procedures designed to control purchasing and replacing mercury-containing devices. The Company's group purchasing subsidiary negotiates contracts to purchase supplies and equipment for Company-affiliated healthcare facilities. This subsidiary has created special advisory boards to evaluate potential supplies and products. The advisory boards identify environmentally safe healthcare products that perform to the same specifications as those they are replacing, while at the same time not compromising patient care or employee safety. Consistent with the advisory boards' recommendations, the purchasing subsidiary has removed from its approved list of medical devices all mercury-containing sphygmomanometers[4] and mercury-based thermometers, excluding laboratory calibration thermometers.

Another subsidiary of the Company provides HCA with risk management and insurance-related services. It develops procedures to promote a mercury-free healthcare environment. Our risk management subsidiary encourages individual Company-affiliated facilities to safeguard the waste streams from those facilities. It also promotes the

4 Healthcare providers use a sphygmomanometer to monitor a patient's blood pressure. Even advocates for removal of mercury from healthcare facilities admit that until recently, the only accurate version of this device contained mercury. See *A Guide to Mercury Assessment and Elimination in Healthcare Facilities*, http://www.dhs.ca.gov/ps/ddwem/environmental/Med_Waste/guide_to_mercury_assessment_v1.00.pdf. Each of the Company's patient rooms and many of its physicians' offices contain at least one sphygmomanometer. While the Company no longer purchases any mercury-containing versions of the device, the replacement of all of the Company's mercury-contained devices will be time and cost intensive.

removal and replacement of equipment that is environmentally sensitive or which poses a health and/or safety exposure to employees. For example, each HCA-affiliated facility has procedures in place governing mercury disposal and remediation of any releases. The goal is to phase out all mercury-containing medical devices as soon as practicable, consistent with the Company's ability to provide high quality patient care and to promote patient and employee safety.

Each HCA-affiliated hospital has an "Environment of Care Committee," which oversees the environmental, health and safety standards for any purchasing and other decision-making processes made at the local facility level. These committees make recommendations which are intended to eliminate or substantially reduce environmental, health and safety hazards involving a piece of equipment or contained in materials the facility is purchasing, including mercury-containing devices. These committees take into account the impact such purchasing decisions have on providing quality patient care and providing a safe work environment for its employees.

The Company believes that as a result of the foregoing procedures, HCA will have phased out the use of substantially all mercury-containing medical devices by January 1, 2005. Accordingly, the Proposal may be excluded from the Proxy Materials on the basis that the Company has substantially implemented the actions sought by the Proposal.

III. The Proposal violates the Proxy Rules. Rule 14a-8(i)(3). The Company may properly exclude the Proposal because it contains false and misleading statements, which the proxy rules prohibit the Company from including in its Proxy Materials.

The Company believes that the Proposal includes several statements that are either false or misleading when examined under current scientific knowledge and current Company procedures. Rule 14a-9 requires companies to exclude from their proxy material any statements that are false or misleading. Further, Rule 14a-8(i)(3) allows companies to exclude any stockholder proposal that violates the proxy rules of the Exchange Act of 1934.[5] Each of these statements is listed below with identification of the Proposal's inaccuracies:

1. There are legitimate uses for mercury-containing products for which there are no satisfactory alternatives.

The Proposal states, "[a]lternatives are available to mercury-containing devices." This is false and misleading.

[5] Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

According to the National Institutes of Health, "It is recognized that there are some uses of mercury in biomedical research, medicine and facility infrastructure for which there are presently no satisfactory alternatives."[6] The Company agrees. The Proposal is false and misleading because it fails to recognize that alternatives are not always available. Moreover, in some instances where alternatives are available, their use may be impractical or inadvisable due to patient care, employee safety or cost considerations.

2. The Company has safeguards in place to prevent mercury from entering the environment.

The Proposal states in its first "whereas" clause that "[m]uch of the mercury in medical devices containing mercury, including thermometers and sphygmomanometers, may be released into the environment. According to the U.S. Environmental Protection Agency (EPA), combustion of hospital waste is estimated to generate approximately 10 percent of airborne mercury pollution." This quote is misleading for several reasons.

The Proposal's language makes a broad general statement and does not take into account the Company's procedures or their effectiveness in preventing mercury within the Company's control from entering the environment. The Company's procedures with regards to mercury conform to all federal, state and local laws. As a result of these procedures, the Company believes it is unlikely that meaningful amounts of mercury contained in the Company's medical devices, such as thermometers and sphygmomanometers, will be released into the environment. The Proposal is misleading because it implies that all medical devices containing mercury present a uniform risk to the environment, notwithstanding the impact of the Company's procedures. Moreover, the language of the Proposal is misleading because it cites industry related statistics which fail to distinguish between the environmental impact of healthcare providers with such procedures from those without similar procedures.

While the 1997 study by the Environmental Protection Agency cited by the Proponent estimated the amount of mercury contributible to the combustion of hospital waste that enters the environment to be approximately ten percent of airborne mercury pollution, the Company believes the Proposal is misleading because it suggests a nexus between the Company's business and the cited level of airborne pollution, but fails to place any such alleged connection in a meaningful context. Moreover, the Proposal implies in an incomplete and misleading way that its passage would favorably impact this global statistic.

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6 http://www.nih.gov/od/ors/ds/nomercury/goals.htm (January 24, 2002).

3. The Company has stringent requirements for cleaning mercury spills.

The Proposal states that "[i]f mercury spilled from a broken, mercury-containing device is not cleaned up, then it will evaporate, potentially reaching dangerous levels in indoor air." This passage is misleading and confusing. It appears to suggest that the Company does not have sufficient safeguards in place to protect its patients and employees from mercury. This is simply not true. Each HCA-affiliated facility maintains specific procedures regarding mercury spills at the facility that comply with all applicable federal, state and local laws.

Conclusion

For the reasons stated above, the Company may properly exclude the Proposal from its Proxy Materials because (1) the Proposal concerns the ordinary business decisions of the Company's managers, (2) the Proposal requires HCA to take actions that HCA has substantially implemented, and (3) the Proposal contains materially false and misleading statements. Based on the foregoing, the Company's management intends to omit the Proposal and the statement in support thereof from its Proxy Materials for the 2002 annual meeting of stockholders. The Company respectfully requests the Staff to concur with our judgment that the Proposal may be omitted or confirm that it will not recommend enforcement action to the Commission based upon such omission.

If the Staff does not concur with the Company's position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please call the undersigned at (615) 742-6211 if you should have any questions or need additional information or as soon as a Staff response is available.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

J. Allen Overby

Enclosures

cc: Walden Asset Management
40 Court Street
Boston, MA 02108
Attention: Heidi Soumerai

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 17, 2001

RECEIVED

DEC 18 2001

JOHN M. FRANCK II

John M. Franck II
Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, TN 37203

Dear Mr. Franck:

Walden Asset Management holds approximately 2,200 shares of HCA Inc. stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of United States Trust Company of Boston, is a global investment manager with $1.2 billion in assets under management. Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Corporate environmental responsibility is among their top concerns.

Walden Asset Management received no response to its inquiries to Mr. Bovender encouraging HCA to phase out the use of mercury-containing devices by 2005.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United States Trust Company is the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting.

Walden is a primary filer of this resolution. We are aware that Walden/BBT Domestic Social Index Fund and Foundation for Deep Ecology are co-filers of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. Until then, we welcome the opportunity to meet with HCA to discuss the issue addressed in this resolution.

We look forward to your response. I can be reached by phone at (617) 726-7003, or by e-mail at KScott@ustrustboston.com.

Sincerely,

Kenneth Scott

Kenneth Scott, CFA
Portfolio Manager and Social Research Analyst

Encl. Resolution Text

MERCURY-CONTAINING DEVICES

Whereas Much of the mercury in medical devices containing mercury, including thermometers and sphygmomanometers, may be released to the environment. According to the U.S. Environmental Protection Agency (EPA), combustion of hospital waste is estimated to generate approximately 10 percent of airborne mercury pollution.

Broken mercury-containing devices are a health threat to employees and clients. If mercury spilled from a broken, mercury-containing device is not cleaned up, then it will evaporate, potentially reaching dangerous levels in indoor air.

Mercury pollution has a significantly adverse impact on public health. A known neurotoxin, mercury disrupts brain development in fetuses and young children and permanently impairs their mental abilities. It can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish. In July 2001, the U.S. Centers for Disease Control (CDC) estimated that 10 percent of women in the U.S. have levels of mercury in their blood that are high enough to cause neurological effects in their offspring. That implies that each year in the U.S. there are 395,000 babies at risk of neurological effects.

Forty-one states have advisories for mercury in one or more water bodies, and eleven states have issued statewide mercury advisories. According to the EPA, mercury is the basis for fish consumption advisories at 60 percent of all water bodies nationwide with such advisories.

Alternatives are available to mercury-containing devices. For example, digital thermometers can be used to take oral, rectal or axillary temperature. The American Academy of Pediatrics states: "Pediatricians can contribute to the effort of decreasing the amount of mercury in the waste stream by phasing out mercury-containing devices, such as thermometers and sphygmomanometers, from their offices and other medical facilities…." (*Policy Statement*, July 2001)

Legislative initiatives in the U.S. suggest that within several years the sale of mercury-containing devices may be severely restricted. According to the Mercury Policy Project, several states have or are considering legislation that phases out mercury products, requires mercury product labeling, requires mercury separation at disposal, or requires mercury product collection. Eight U.S. states have recently passed legislation that restricts the retail sale of mercury thermometers.

Corporate America is recognizing the concerns of mercury pollution. Through the Hospitals for a Healthy Environment program, the American Hospital Association has agreed with EPA to commit voluntarily to the virtual elimination of mercury from the hospital waste stream by 2005. More than 600 hospitals and clinics have joined this effort. They include those of Kaiser Permanente, Catholic Healthcare West, and the National Institutes of Health. The public health and environmental coalition Health Care Without Harm is supporting this effort. Moreover, CVS, Wal-Mart and other leading retail pharmacy chains have committed to end the sale of mercury thermometers.

Whereas HCA hospitals use mercury-containing devices and has not responded to shareholder inquiries on this matter.

Resolved: Shareholders request the Board of Directors report to shareholders by September 1, 2002 on its efforts to adopt a policy of phasing out the use of mercury-containing devices by January 1, 2005.

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

February 15, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Boston Trust Investment Management, Inc., Walden Asset Management, and Foundation for Deep Ecology for inclusion in HCA Inc.'s Proxy Materials for the 2002 Annual Meeting.

Ladies and Gentlemen:

This letter is submitted on behalf of the proponents of the shareholder resolution noted above. This letter follows a letter of January 25,2002 from Bass, Berry & Sims PLC to the SEC regarding this matter. The proponents and HCA have concluded a mutually satisfactory agreement under which the proponents have withdrawn the shareholder proposal. Thus, we request that the Staff discontinue actions on its response to this matter. We regret any inconvenience you may have incurred.

Thank you for your attention to this matter. We understand that a similar letter is forthcoming from representatives of HCA. If you have any questions or comments, I can be reached by phone at (617) 726-7003, or by e-mail at KScott@ustrustboston.com.

Sincerely,

Kenneth Scott, CFA
Portfolio Manager and
Social Research Analyst

Encl.

c: ✓Allen Overby, Bass Berry & Sims PLC
John M. Franck II, Corporate Secretary
Geeta B. Aiyer, Portfolio Manager, Boston Trust Investment Management, Inc.
Tim Smith, Senior Vice President, Walden Asset Management
Debbie Ryker, Treasurer, Foundation for Deep Ecology

Investing for social change since 1975
40 Court Street. Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

HCA

One Park Plaza
Nashville, TN
37203

February 11, 2002

Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attention: Kenneth Scott

Walden Asset Management
40 Court Street
Boston, MA 02108
Attention: Heidi Soumerai

Foundation for Deep Ecology
Building 1062
Ft. Cronkhite
Sausalito, CA 94965
Attention: Debra B. Ryker

Re: HCA Inc. Stockholder Proposals

Ladies and Gentlemen:

We have received identical proposals for inclusion in our proxy materials for our 2002 annual meeting of stockholders relating to mercury-containing devices from each of you. In exchange for your respective agreements to withdraw your proposals, HCA Inc. ("HCA") will agree to undertake the following initiatives:

1. HCA confirms that it has implemented procedures pursuant to which HCA believes the company will have phased out the use of substantially all mercury-containing medical devices at HCA-affiliated facilities by January 1, 2005; provided, however, in making purchasing decisions HCA will continue to consider all relevant factors, including patient care, employee safety, product quality and cost.

2. HCA will use reasonable efforts to communicate with a representative jointly designated in writing by the proponents about company procedures and initiatives, and the company's progress towards the substantial elimination of mercury-containing medical devices from HCA-affiliated facilities.

3. HCA will consider (a) options to reduce the use of mercury-containing fixatives in HCA-affiliated facilities, and (b) options to reduce other significant sources of mercury in HCA-affiliated facilities.

If these undertakings are satisfactory and you agree to withdraw your proposal, please execute this letter in the space provided below and return it to me in the self-addressed, stamped envelope included herein.

Sincerely,

HCA INC.

By: [signature]
Frank M. Houser, M.D.
Corporate Medical Director &
Senior Vice President of Quality

Agreed to on this 13th day of February, 2002.

BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By: [signature]
Name: GEETA B. AIYER
Title: PORTFOLIO MANAGER

Agreed to on this 13th day of February, 2002.

WALDEN ASSET MANAGEMENT

By: [signature]
Name: Tim Smith
Title: Senior Vice President

Agreed to on this 13th day of February, 2002.

FOUNDATION FOR DEEP ECOLOGY

By: Deb Ryker/SH
Name: Debbie Ryker
Title: Treasurer

BASS, BERRY & SIMS PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

J. ALLEN OVERBY
TEL: (615) 742-6211
FAX: (615) 742-2711
aoverby@bassberry.com

AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

OTHER OFFICES:
NASHVILLE MUSIC ROW
KNOXVILLE
MEMPHIS

02 MAR -5 PM 5:20
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Walden Asset Management for inclusion in HCA Inc.'s Proxy Materials for the 2002 Annual Meeting.

Ladies and Gentlemen:

Enclosed please find a copy of the correspondence between HCA Inc. and the Staff regarding Walden Asset Management's stockholder proposal submitted for inclusion in HCA Inc.'s proxy materials for the 2002 Annual Meeting. The parties have reached agreement with respect to the proposal and the proponents have formally withdrawn the proposed shareholder resolution.

Accordingly, HCA hereby withdraws its statement of reasons for excluding the stockholder proposal submitted by Walden Asset Management. Please call me if you should have any questions.

Yours very truly,

J. Allen Overby

JAO/cm

Enclosures

2266509.1